Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2018

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 4Q 2017, dated February 14, 2018, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: February 15, 2018	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

Condensed Consolidated Interim Financial Statements 4Q 2017

The Hague, February 15, 2018

AEGON
Transform Tomorrow

To help people achieve a lifetime of financial security

“Condensed Consolidated Interim Financial Statements 4 Q 2 0 17 The Haque, February 15, 2018 EGON To help people achieve a lifetime of financial security Transform Tomorrow

Condensed Consolidated Interim Financial Statements 4Q 2017	1

Unaudited

2

Condensed consolidated income statement

EUR millions	Notes	4Q 2017	4Q 2016	FY 2017	FY 2016

Premium income	4	6,044	6,118	22,826	23,453
Investment income	5	1,791	1,927	7,338	7,788
Fee and commission income		932	607	2,802	2,408
Other revenues		1	3	7	7
Total revenues		8,768	8,654	32,973	33,655
Income from reinsurance ceded	6	650	1,011	4,288	3,687
Results from financial transactions	7	6,070	429	20,108	15,949
Other income	8	189	2	540	66
Total income		15,677	10,097	57,910	53,357

Benefits and expenses	9	14,855	9,453	54,978	51,550
Impairment charges / (reversals)	10	36	41	42	95
Interest charges and related fees		121	89	435	347
Other charges	11	193	18	235	700
Total charges		15,205	9,601	55,689	52,693

Share in profit / (loss) of joint ventures		41	34	161	137
Share in profit / (loss) of associates		4	1	11	3
Income / (loss) before tax		517	531	2,393	805
Income tax (expense) / benefit	12	469	(61)	(32)	(219)
Net income / (loss)		986	470	2,361	586

Net income / (loss) attributable to:
Owners of Aegon N.V.		986	470	2,361	586
Non-controlling interests

Earnings per share (EUR per share)	20
Basic earnings per common share		0.46	0.21	1.08	0.22
Basic earnings per common share B		0.01	0.01	0.03	0.01
Diluted earnings per common share		0.46	0.21	1.08	0.22
Diluted earnings per common share B		0.01	0.01	0.03	0.01

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	3

Condensed consolidated statement of comprehensive income
EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016

Net income / (loss)	986	470	2,361	586

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	2	6	8	8
Remeasurements of defined benefit plans	(34)	912	224	(392)
Income tax relating to items that will not be reclassified	(102)	(250)	(166)	86

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(397)	(2,508)	1,283	854
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(93)	(7)	(1,330)	(2,122)
Changes in cash flow hedging reserve	(71)	(782)	(853)	(54)
Movement in foreign currency translation and net foreign investment hedging reserve	(305)	988	(2,149)	69
Equity movements of joint ventures	(8)	1	(15)	9
Equity movements of associates	1	-	(5)	3
Disposal of group assets	7	-	7	-
Income tax relating to items that may be reclassified	768	1,089	951	225
Other	8	9	9	12
Total other comprehensive income / (loss) for the period	(224)	(543)	(2,038)	(1,301)
Total comprehensive income / (loss)	762	(73)	323	(715)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	762	(81)	327	(729)
Non-controlling interests	-	8	(3)	15

Unaudited

4

Condensed consolidated statement of financial position
		Dec. 31, 2017	Dec. 31, 2016
EUR millions	Notes

Assets
Cash and cash equivalents		10,768	11,347
Assets held for sale	26	5,249	8,705
Investments	13	137,172	156,813
Investments for account of policyholders	14	194,063	203,610
Derivatives	15	5,912	8,318
Investments in joint ventures		1,712	1,614
Investments in associates		308	270
Reinsurance assets	16	19,202	11,208
Deferred expenses	18	10,135	11,423
Other assets and receivables		10,137	10,805
Intangible assets	19	1,633	1,820
Total assets		396,291	425,935

Equity and liabilities
Shareholders’ equity		20,573	20,913
Other equity instruments		3,794	3,797
Issued capital and reserves attributable to owners of Aegon N.V.		24,366	24,710
Non-controlling interests		20	23
Group equity		24,386	24,734

Subordinated borrowings		764	767
Trust pass-through securities		133	156
Insurance contracts	21	110,818	119,569
Insurance contracts for account of policyholders	22	122,168	120,929
Investment contracts	23	16,943	19,572
Investment contracts for account of policyholders	24	74,434	84,774
Derivatives	15	7,130	8,878
Borrowings	25	13,635	13,153
Liabilities held for sale	26	5,003	8,816
Other liabilities		20,878	24,588
Total liabilities		371,904	401,201
Total equity and liabilities		396,291	425,935

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Year ended December 31, 2017

At beginning of year	8,193	7,812	5,381	(1,820)	1,347	3,797	24,710	23	24,734

Net Income / (loss) recognized in the income statement	-	2,361	-	-	-	-	2,361	-	2,361

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	8	-	-	-	8	-	8
Remeasurements of defined benefit plans	-	-	-	224	-	-	224	-	224
Income tax relating to items that will not be reclassified	-	-	9	(175)	-	-	(166)	-	(166)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,283	-	-	-	1,283	-	1,283
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(1,330)	-	-	-	(1,330)	-	(1,330)
Changes in cash flow hedging reserve	-	-	(853)	-	-	-	(853)	-	(853)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(452)	102	(1,800)	-	(2,149)	-	(2,149)
Equity movements of joint ventures	-	-	-	-	(15)	-	(15)	-	(15)
Equity movements of associates	-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets	-	-	-	-	7	-	7	-	7
Income tax relating to items that may be reclassified	-	-	874	-	76	-	951	-	951
Other	-	13	-	-	-	-	13	(3)	9
Total other comprehensive income	-	13	(461)	151	(1,737)	-	(2,034)	(3)	(2,038)

Total comprehensive income I (loss) for 2017	-	2,374	(461)	151	(1,737)	-	327	(3)	323
Shares issued	3	-	-	-	-	-	3	-	3
Issuance and purchase of (treasury) shares	-	(105)	-	-	-	-	(105)	-	(105)
Dividends paid on common shares	(142)	(296)	-	-	-	-	(439)	-	(439)
Dividend withholding tax reduction	-	2	-	-	-	-	2	-	2
Coupons on non-cumulative subordinated notes	-	(28)	-	-	-	-	(28)	-	(28)
Coupons on perpetual securities	-	(103)	-	-	-	-	(103)	-	(103)
Incentive plans	-	4	-	-	-	(4)	(1)	-	(1)
At end of period	8,053	9,659	4,920	(1,669)	(390)	3,794	24,366	20	24,386

Year ended December 31, 2016

At beginning of year	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

Net income / (loss) recognized in the income statement	-	586	-	-	-	-	586	-	586
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	8	-	-	-	-	8	-	8

Remeasurements of defined benefit plans	-	-	-	(392)	-	-	(392)	-	(392)
Income tax relating to items that will not be reclassified	-	-	(3)	89	-	-	86	-	86
Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	854	-	-	-	854	-	854
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(2,122)	-	-	-	(2,122)	-	(2,122)

Changes in cash flow hedging reserve	-	-	(54)	-	-	-	(54)	-	(54)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(38)	16	91	-	69	-	69
Equity movements of joint ventures	-	-	-	-	9	-	9	-	9
Equity movements of associates	-	-	-	-	3	-	3	-	3
Income tax relating to items that may be reclassified	-	-	264	-	(39)	-	225	-	225
Other	-	(2)	-	-	-	-	(2)	14	12
Total other comprehensive income	-	(2)	(1,090)	(288)	64	-	(1,315)	14	(1,301)
Total comprehensive Income I (loss) for 2016		584	(1,090)	(288)	64	-	(729)	15	(715)

Shares issued	1	-	-	-	-	-	1	-	1
Shares withdrawn	(10)	(372)	-	-	-	-	(382)	-	(382)
Issuance and purchase of (treasury) shares	-	(27)	-	-	-	-	(27)	-	(27)
Dividends paid on common shares	(186)	(304)	-	-	-	-	(490)	-	(490)
Dividend withholding tax reduction	-	(2)	-	-	-	-	(2)	-	(2)
Coupons on non-cumulative subordinated notes	-	(28)	-	-	-	-	(28)	-	(28)
Coupons on perpetual securities	-	(105)	-	-	-	-	(105)	-	(105)
Incentive plans	-	(9)	-	-	-	(3)	(12)	-	(12)
At end of period	8,193	7,812	5,381	(1,820)	1,347	3,797	24,710	23	24,734

[1]	For a breakdown of share capital please refer to note 20.
[2]	Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

6

Condensed consolidated cash flow statement
EUR millions	FY 2017	FY 2016

Cash flow from operating activities	554	3,319

Purchases and disposals of intangible assets	(34)	(22)
Purchases and disposals of equipment and other assets	(67)	(66)
Purchases and disposals of businesses and subsidiaries	(1,107)	95
Purchases, disposals and dividends joint ventures and associates	10	(1,085)
Cash flow from investing activities	(1,198)	(1,078)

Issuance of treasury shares	2	(623)
Purchase of treasury shares	(266)	-
Dividends paid	(294)	(306)
Issuances, repurchases and coupons of perpetuals	(138)	(140)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(37)	(38)
Issuances and repayments of borrowings	1,252	641
Cash flow from financing activities	519	(465)

Net increase I (decrease) in cash and cash equivalents	(125)	1,776
Net cash and cash equivalents at January 1	11,347	9,593
Effects of changes in foreign exchange rates	(196)	(23)
Net cash and cash equivalents at end of period	11,026	11,346

Cash and cash equivalents	10,768	11,347
Cash and cash equivalents classified as Assets held for sale	259	-
Bank overdrafts classified as other liabilities	(2)	(1)
Net cash and cash equivalents	11,026	11,346

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the period ended, December 31, 2017, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2016 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2016. Aegon’s Annual Report for 2016 is available on its website (aegon.com). Aegon’s 2017 consolidated financial statements will be published on March 23, 2018.

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the period ended December 31, 2017, were approved by the Supervisory Board on February 14, 2018.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited

8

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2016 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2017 and have been endorsed by the European Union:

t	IAS 7 Amendment Disclosure initiative;
t	IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses; and
t	Annual improvements 2014-2016 Cycle.

None of these revised standards and interpretations are significantly impacting the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2017, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2016.

Future adoption of IFRS accounting standards

In May 2017, the IASB has issued IFRS 17 Insurance Contracts. IFRS 17 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2021. It aims to provide a more consistent accounting model for insurance contracts among entities issuing insurance contracts globally. IFRS 17, together with IFRS 9 Financial Instruments, will fundamentally change the accounting in IFRS financial statements of insurance companies. Aegon has started its implementation project on both standards. Aegon expects the impact of these standards to be significant.

The endorsement process of the European Union of the new standard has started in 2017. A final endorsement decision is not expected to be made in 2018.

In October 2017, the IASB has issued IFRS 16 Leases. This Standard was endorsed by the European Union in October 2017. IFRS 16 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2019. Aegon is evaluating the impact that adoption of this Standard is expected to have on the Group’s financial statements.

Taxes

Taxes on income for the year ended December 31, 2017, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at, and for the year ended, December 31, 2016, other than mentioned in paragraph 3.1 Impact from 2017 assumption changes and model updates.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	9

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
December 31, 2017	1	EUR	1.2008	0.8877
December 31, 2016	1	EUR	1.0548	0.8536

Weighted average exchange rates

			USD	GBP
Year ended December 31, 2017	1	EUR	1.1291	0.8758
Year ended December 31, 2016	1	EUR	1.1069	0.8187

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2017

Underlying earnings before tax	352	135	23	14	(6)	167	12	37	(42)	-	525	16	541
Fair value items	81	37	(17)	-	-	20	(1)	-	(14)	-	85	(21)	64
Realized gains / (losses) on investments	38	22	30	(1)	-	51	2	-	-	-	91	-	91
Impairment charges	(26)	(12)	-	-	-	(12)	(1)	-	-	-	(39)	-	(39)
Impairment reversals	2	2	-	-	-	2	-	-	-	-	4	-	4
Other Income I (charges)	(266)	206	(40)	-	-	166	-	(47)	16	-	(132)	(4)	(136)
Run-off businesses	(8)	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Income I (loss) before tax	172	389	(4)	14	(6)	393	12	(10)	(40)		526	(9)	517
Income tax (expense) / benefit	523	(55)	(2)	(2)	-	(58)	-	(11)	5	-	460	9	469
Net Income I (loss)	695	334	(5)	12	(5)	335	12	(21)	(35)	-	986	-	986
Inter-segment underlying earnings	(20)	(27)	(19)	(2)	-	(49)	2	48	19	-

Revenues
Life Insurance gross premiums	1,823	441	2,854	104	57	3,457	233	-	2	(2)	5,512	(96)	5,416
Accident and health insurance	485	28	8	-	-	36	21	-	-	-	542	(3)	539
General insurance	-	35	-	53	29	117	-	-	-	-	117	(29)	88
Total gross premiums	2,308	504	2,862	158	86	3,609	254	-	-	(2)	6,170	(127)	6,043
Investment income	765	524	432	12	9	978	61	1	69	(68)	1,806	(15)	1,791
Fee and commission Income	717	66	58	12	6	142	16	164	-	(50)	989	(57)	932
Other revenues	1	-	-	-	-	-	-	-	1	-	2	(1)	1
Total revenues	3,791	1,094	3,352	182	101	4,730	331	165	72	(120)	.8,968	(200)	8,768
Inter-segment revenues	-	-	-	-	-	-	-	51	70

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2016

Underlying earnings before tax	388	134	23	14	3	174	13	35	(54)	(3)	554	17	571
Fair value items	(226)	202	(31)	-	(1)	171	(11)	-	53	-	(13)	(22)	(35)
Realized gains / (losses) on investments	(18)	47	4	-	1	52	2	-	-	-	36	(1)	35
Impairment charges	(3)	(8)	-	(1)	-	(9)	-	(5)	-	-	(17)	-	(17)
Impairment reversals	8	8	-	-	-	8	-	-	-	-	16	-	16
Other income I (charges)	(27)	34	(20)	(23)	-	(9)	-	(1)	(1)	-	(38)	-	(38)
Run-off businesses	(1)	-	-	-	-	-	-	-	-	-	(1)	-	(1)
Income I (loss) before tax	121	418	(24)	(10)	3	387	5	28	(2)	(3)	536	(5)	531
Income tax (expense) I benefit	35	(91)	19	(8)	(2)	(81)	(14)	(10)	4	-	(66)	5	(61)
Net Income / (loss)	157	326	(4)	(18)	1	306	(9)	18	2	(3)	470	-	470
Inter-segment underlying earnings	(53)	(25)	(17)	(3)	-	(45)	18	60	20

Revenues
Life Insurance gross premiums	1,958	400	2,739	102	58	3,299	309	-	-	(21)	5,546	(112)	5,433
Accident and health Insurance	548	29	8	-	-	37	24	-	(4)	-	605	(1)	604
General insurance	-	36	-	44	23	103	-	-	1	(1)	103	(23)	80
Total gross premiums	2,506	465	2,746	147	81	3,439	333	-	(2)	(22)	6,254	(137)	6,118
Investment Income	970	487	396	12	16	910	62	1	102	(101)	1,944	(16)	1,927
Fee and commission Income	408	88	30	9	4	131	15	157	-	(62)	649	(42)	607
Other revenues	2	-	-	-	1	1	-	-	1	-	4	(1)	3
Total revenues	3,886	1,040	3,172	168	101	4,482	410	157	101	(185)	8,851	(197)	8,654
Inter-segment revenues	-	-	-	-	-	1	20	62	103

Unaudited

10

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2017

Underlying earnings before tax geographically	1,381	520	116	67	4	707	49	136	(170)	-	2,103	61	2,163
Fair value items	170	(112)	(82)	-	-	(194)	-	-	24	-	-	(97)	(97)
Realized gains I (losses) on investments	157	184	62	1	-	248	4	3	-	-	413	(5)	408
Impairment charges	(38)	(27)	-	(2)	-	(29)	(1)	-	(3)	-	(71)	-	(71)
Impairment reversals	22	10	-	-	-	10	-	-	-	-	32	-	32
Other income I (charges)	(353)	296	40	-	-	336	(19)	(49)	16	-	(68)	(4)	(72)
Run-off businesses	30	-	-	-	-	-	-	-	-	-	30	-	30
Income I (loss) before tax	1,369	872	137	66	4	1,078	33	90	(134)	-	2,437	(44)	2,393
Income tax (expense) I benefit	198	(162)	(56)	(9)	(6)	(233)	(28)	(42)	29	-	(76)	44	(32)
Net Income / (loss)	1,567	710	81	57	(2)	846	5	48	(105)	-	2,361	-	2,361
Inter-segment underlying earnings	(78)	(111)	(87)	(11)	(1)	(209)	(1)	214	73

Revenues
Life insurance gross premiums	7,437	1,857	9,603	411	208	12,079	983	-	7	(9)	20,498	(546)	19,952
Accident and health insurance	2,115	203	32	1	83	319	97	-	-	-	2,531	(20)	2,511
General insurance	-	148	-	216	103	467	-	-	1	(1)	466	(103)	363
Total gross premiums	9,553	2,208	9,635	628	394	12,865	1,080	-	8	(10)	23,496	(670)	22,826
Investment income	3,368	2,172	1,517	49	37	3,774	246	4	295	(291)	7,396	(58)	7,338
Fee and commission income	1,919	326	235	43	17	621	63	609	-	(221)	2,991	(189)	2,802
Other revenues	5	-	-	-	3	3	1	-	4	-	13	(5)	7
Total revenues	14,844	4,706	11,387	720	450	17,263	1,390	613	308	(522)	33,895	(922)	32,973
lnter-seqment revenues	-	(1)	-	-	-	-	3	222	298

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2016

Underlying earnings before tax geographically	1,249	534	59	55	8	655	21	149	(162)	-	1,913	48	1,960
Fair value items	(521)	(33)	(7)		(1)	(41)	(9)	-	(74)	-	(645)	(72)	(717)
Realized gains I (losses) on investments	(13)	189	153	-	(1)	342	8	3	-	-	340	(6)	334
Impairment charges	(72)	(29)	-	-	-	(27)	(1)	(5)	(7)	1	(113)	-	(112)
Impairment reversals	42	17	-	-	-	17	-	-	-	(1)	58	-	58
Other income I (charges)	(100)	44	(678)	(23)	-	(658)	(5)	(2)	(6)	-	(771)	-	(771)
Run-off businesses	54	-	-	-	-	-	-	-	-	-	54	-	54
Income I (loss) before tax	638	721	(474)	34	6	288	14	145	(249)	-	836	(31)	805
Income tax (expense) I benefit	(80)	(155)	18	(15)	(8)	(161)	(27)	(48)	65	-	(250)	31	(219)
Net Income I (loss)	558	566	(456)	19	(2)	127	(13)	97	(183)	-	586	-	586
Inter-segment underlying earnings	(194)	(95)	(87)	(14)	(1)	(197)	74	234	84

Revenues
Life insurance gross premiums	7,363	2,015	9,888	399	191	12,493	1,121	-	6	(84)	20,898	(498)	20,400
Accident and health insurance	2,204	210	36	1	73	320	104	-	(4)	-	2,624	(15)	2,609
General insurance	-	266		179	92	536		-	5	(5)	536	(92)	444
Total gross premiums	9,567	2,491	9,924	578	355	13,348	1,225	-	7	(89)	24,058	(606)	23,453
investment income	3,717	2,135	1,661	45	45	3,886	232	3	406	(403)	7,841	(54)	7,788
Fee and commission income	1,651	350	95	36	14	495	61	632	-	(242)	2,596	(188)	2,408
Other revenues	4	-	-	-	2	2		1	3		11	(4)	7
Total revenues	14,940	4,976	11,680	659	416	17,732	1,517	636	416	(734)	34,507	(852)	33,655
Inter-segment revenues	-	3	-	-	-	3	79	243	409

Impact from 2017 assumption changes and model updates

In 2017, a charge of EUR 276 million (2016: EUR 118 million charge) has been recorded in other income/ (charges) in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s business in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 402 million and were mainly driven by a charge of EUR 303 million (USD 343 million) from the conversion of the largest block of universal life business to a new model, of which EUR 56 million (USD 63 million) was recorded in the fourth quarter. The model allows for modeling policyholder behavior and other assumptions on a policy by policy basis, whereas in the previous model this was done at a cohort level. A model change in fixed annuities discount rate, resulted in a charge of EUR 44 million (USD 50 million) and other assumption changes and model updates led to a charge of EUR 54 million (USD 61 million). In the Netherlands, assumption changes and model updates led to a gain of EUR 101 million, which mainly relates to the guarantee provision.

3.2 Performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	11

Aegon believes that its non-lFRS performance measure, underlying earnings before tax, provides meaningful supplemental information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 7-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands, VA Europe (included in United Kingdom) and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Unaudited

12

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. This line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLl/COLl) business (until April 1, 2017, please refer to note 29 Acquisitions/ divestments for more information on the divestment of this business), and the remaining reinsurance business. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	13

3.3 Investments

Amounts included in the tables on investments are presented on an IFRS basis. which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

December 31, 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	567	859	5	54	5	924	1	2	57	-	1,551
Debt securities	54,535	21,411	1,779	712	646	24,548	5,252	9	-	-	84,344
Loans	8,831	30,557	-	275	54	30,886	6	-	13	-	39,736
Other financial assets	8,904	21	228	10	-	259	67	146	20	-	9.395
Investments In real estate	633	1,495	-	4	15	1,513	-	-	-	-	2,147
Investments general account	73,469	54,343	2,011	1,055	720	58,130	5,326	157	91	-	137,172
Shares	-	9,262	15,856	244	14	25.376	-	-	-	(6)	25.370
Debt securities	3,116	13,370	8,125	216	9	21,720	-	-	-	-	24,836
Unconsolidated investment funds	99,426	276	33,476	873	81	34,706	-	-	-	-	134,132
Other financial assets	422	3,788	4,850	11	1	8,650	-	-	-	-	9,072
Investments In real estate	-	-	655	-	-	655	-	-	-	-	655
Investments for account of policyholders	102,964	26,697	62,961	1,343	105	91,105	-	-	-	(6)	194,063
Investments on balance sheet	176,434	81,040	64,972	2,398	825	149,235	5,326	157	91	(6)	331,236
Off balance sheet investments third parties	212,736	1,759	114,906	5,709	528	122,902	2,718	143,923	-	(981)	481,297
Total revenue generating investments	389,170	82,799	179,878	8,107	1,353	272,137	8,043	144,079	91	(987)	812,533
Investments
Available-for-sale	59,459	19,841	2,007	756	651	23,256	5,299	137	20	-	88,170
Loans	8,831	30,557		275	54	30,886	6	-	13	-	39,736
Financial assets at fair value through profit or loss	107,511	29,147	62,310	1,363	105	92,925	21	20	57	(6)	200,528
Investments in real estate	633	1,495	655	4	15	2,168					2,801
Total investments on balance sheet	176,434	81,040	64,972	2,398	825	149,235	5,326	157	91	(6)	331,236
Investments in joint ventures	6	1,008	-	-	480	1,488	118	99	1	-	1,712
Investments In associates	77	74	7	6	-	88	14	122	8	-	308
Other assets	35.728	15,221	8,352	383	189	24,131	2,347	242	29.836	(29.263)	63,034
Consolidated total assets	212,245	97,343	73,331	2,787	1,494	174,941	7,805	620	29,936	(29,270)	396,291

December 31, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	793	334	84	35	4	457	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	27,093	5,310	-	-	-	103,169
loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Other financial assets	9.924	358	115	10	-	483	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	1,256	-	-	-	-	1,999
Investments general account	93,046	54,298	2,236	983	747	58,264	5,328	90	85	-	156,813
Shares	-	9,689	15,503	295	13	25,499	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	25,526	-	-	-		30,305
Unconsolidated Investment funds	102,534	-	36,600	879	64	37,543	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	7,022	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	686	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	96,276	-	-	-	(7)	203,610
Investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423
Off balance sheet investments third parties	240,072	952	5,333	3,154	507	9,946	2,734	130,889	-	(864)	382,776
Total revenue generating investments	440,458	83,235	74,354	5,556	1,342	164,487	8,061	130,979	85	(871)	743,200
investments
Avallable-for-sale	77,918	23,044	2,152	660	687	26,544	5,289	87	23	-	109,860
loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	97,080	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	1,942		-	-	-	2,685
Total investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)·	360,423
Investments in joint ventures	7	877	-	-	495	1,373	134	99	-	-	1,614
Investments In associates	95	21	8	2	-	30	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	28,426	3,122	293	31,107	(30.338)	63,627
Consolidated total assets	231,493	98,441	81,747	2,696	1,500	184,370	8,604	607	31,192	(30,345)	425,935

Unaudited

14

4. Premium income and premiums paid to reinsurers

EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016

Premium income
Life insurance	5,417	5,433	19,952	20,400
Non-life insurance	627	684	2,874	3,053
Total premium income	6,044	6,118	22,826	23,453
Accident and health insurance	539	604	2,511	2,609
General insurance	88	80	363	444
Non-life Insurance premium income	627	684	2,874	3,053

Premiums paid to reinsurers [1]
Life insurance	839	821	3,214	2,932
Non-life insurance	46	52	217	244
Total premiums paid to reinsurers	885	874	3,431	3,176
Accident and health insurance	42	55	205	238
General insurance	4	(3)	13	7
Non-life Insurance paid to reinsurers	46	52	217	244
[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 9 - Benefits and expenses.

Premium income Life insurance includes EUR 1.739 million for 4Q 2017 and EUR 5,139 million for FY 2017 (4Q 2016: EUR 1,692 million, FY 2016 EUR 5,255 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

5. Investment income

EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016
Interest income	1,429	1,573	6,052	6,479

Dividend income	337	321	1,164	1,180
Rental income	25	34	121	129
Total investment income	1,791	1,927	7,338	7,788

Investment income related to general account	1,274	1,407	5,394	5,737
Investment income for account of policyholders	517	520	1,944	2,051
Total	1,791	1,927	7,338	7,788

6. Income from reinsurance ceded

The income from reinsurance ceded for the full year of 2017 increased by EUR 601 million compared to the full year of 2016. This is mainly the result of the reinsurance transaction, related to the pay-out annuity and BOLI/COLI businesses in the Americas that took place in the second quarter of the year, partly offset by the reduction of income from reinsurance ceded in the UK, due to the Part VII transfers of annuity insurance policies to Rothesay Life and Legal & General, which were completed the second and third quarter respectively. Due to the transaction regarding the pay-out annuity and BOLI/COLI businesses in the Americas, the liabilities for insurance contracts increased by EUR 0.9 billion resulting from loss recognition and then were ceded to a reinsurance company. The loss recognition is reflected in the benefits and expenses line (within claims and benefits) and is offset by an equal increase in the income from reinsurance ceded. As a result there is a nil net impact in the income statement. For more details on the divestment of the pay-out annuity and BOLl/COLI businesses and the Part VII transfers of Rothesay Life and Legal & General refer to note 29 Acquisitions/divestments.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	15

7. Results from financial transactions

EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016

Net fair value change of general account financial investments at FVTPL other than derivatives	148	(21)	232	(42)
Realized gains /(Iosses) on financial investments	78	40	431	327
Gains /(Iosses) on investments in real estate	53	18	193	70
Net fair value change of derivatives	159	24	(1,301)	435
Net fair value change on for account of policyholder financial assets at FVTPL	5,616	344	20,524	15,121
Net fair value change on investments in real estate for account of policyholders	13	1	38	(26)
Net foreign currency gains /(Iosses)	(5)	9	(20)	41
Net fair value change on borrowings and other financial liabilities	6	13	10	21
Realized gains /(Iosses) on repurchased debt	1	-	1	1
Total	6,070	429	20,108	15,949

Net fair value change on for account of policyholder financial assets at FVTPL for full year of 2017 increased compared to the full year of 2016, mainly from favorable equity markets results which were partly offset by losses from interest rates movements. The increase of the net fair value change on for account of policyholder financial assets at FVTPL in 4Q 2017 compared to 4Q 2016 is mainly driven by stronger equity markets.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 9 Benefits and expenses.

8. Other income

Other income for the full year 2017 of EUR 540 million mainly related to a book gain of EUR 231 million (USD 250 million) from the divestment of the pay-out annuity and the BOLl/COLI businesses in the Americas recorded in the second quarter and a book gain of EUR 208 million on the sale of the Unirobe Meeùs Groep on November 1st, 2017 by Aegon the Netherlands, recorded in the fourth quarter. Furthermore, a release of an expense reserve of EUR 82 million (GBP 71 million) was recorded in the second quarter that was embedded in the liabilities for insurance contracts following the completion of the Part VII transfer to Rothesay Life. In the third quarter EUR 17 million (GBP 14 million) related to the completion of the Part VII transfer of annuities reinsured to Legal & General in 2016 was included. For more details on the divestment of the pay-out annuity and the BOLl/COLI businesses, the sale of the Unirobe Meeùs Groep and the completion of the Part VII transfer to Rothesay Life and Legal & General refer to note 29 Acquisitions/divestments.

9. Benefits and expenses

EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016

Claims and benefits	14,043	8,504	51,714	48,128
Employee expenses	555	583	2,234	2,287
Administration expenses	370	342	1,424	1,273
Deferred expenses	(225)	(288)	(980)	(1,203)
Amortization charges	112	313	586	1,065
Total	14,855	9,453	54,978	51,550

The following table provides an analysis of “claims and benefits”:

EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016

Benefits and claims paid life	6,163	7,592	23,634	23,877
Benefits and claims paid non-life	453	478	1,903	2,052
Change in valuation of liabilities for insurance contracts	6,437	601	22,741	16,193
Change in valuation of liabilities for investment contracts	(534)	(1,734)	(2,644)	(104)
other	(9)	(5)	(34)	(45)

Policyholder claims and benefits	12,511	6,932	45,599	41,974
Premium paid to reinsurers	885	874	3,431	3,176
Profit sharing and rebates	5	10	23	49
Commissions	642	689	2,661	2,929
Total	14,043	8,504	51,714	48,128

Unaudited

16

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at fair value through P&L included in Results from financial transactions (note 7) of EUR 5,616 million for 4Q 2017 and EUR 20,524 million for FY 2017 (4Q 2016: EUR 344 million, FY 2016: EUR 15,121 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 508 million for 4Q 2017 and EUR 601 million for FY 2017 (4Q 2016: decrease of EUR 1,115 million, FY 2016: increase of EUR 2,349 million).

10. Impairment charges/(reversals)

EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	41	18	74	117
Impairment reversals on financial assets, excluding receivables	(4)	(16)	(32)	(58)
Impairment charges / (reversals) on non-financial assets and receivables	(1)	39	-	36
Total	36	41	42	95

Impairment charges on financial assets, excluding receivables, from:
Shares	1	-	2	1
Debt securities and money market instruments	6	6	17	53
Loans	33	2	50	23
Other	-	10	-	33
Investments in associates	1	-	4	7
Total	41	18	74	117

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(2)	(12)	(17)	(42)
Loans	(2)	(3)	(13)	(14)
Other	-	(1)	(2)	(2)
Total	(4)	(16)	(32)	(58)

11. Other charges

Other charges in 2017 of EUR 235 million mainly relate to the loss of EUR 105 million (USD 119 million) regarding the divestment of a block of life reinsurance business to SCOR in the Americas in December 2017 and a charge of EUR 83 million (USD 100 million), regarding a provision in anticipation of a possible settlement in connection with a previously disclosed investigation by the US Securities and Exchange Commission (SEC), both recorded in the fourth quarter. In the third quarter an impairment of deferred transaction costs of EUR 36 million (GBP 32 million) was recorded as a result of the sale of Aegon Ireland plc, which is subject to customary regulatory approvals. For more details on the divestment of a block of US reinsurance run off business to SCOR and Aegon Ireland plc. refer to note 29 Acquisitions/divestments.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	17

12. Income tax (expense)/ benefit

Income tax in 2017 is impacted by a one-time benefit resulting from the US tax reform. In the Americas, the corporate income tax rate decreased from 35% to 21% as from January 1, 2018. A one-time benefit is driven by a reduction in net deferred tax liabilities as at December 31, 2017 and amounts to EUR 554 million (USD 626 million). Deferred tax liabilities are included in Other liabilities in the statement of financial position.

13. Investments

EUR millions	Dec. 31, 2017	Dec. 31, 2016

Available-for-sale (AFS)	88,170	109,860
Loans	39,736	39,812
Financial assets at fair value through profit or loss (FVTPL)	7,119	5,142
Financial assets, for general account, excluding derivatives	135,026	154,814
Investments in real estate	2,147	1,999
Total investments for general account, excluding derivatives	137,172	156,813

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	490	1,062	-	1,551
Debt securities	80,200	4,144	-	84,344
Money market and other short-term investments	6,690	119	-	6,809
Mortgages loans	-	-	33,930	33,930
Private loans	-	-	3,642	3,642
Deposits with financial institutions	-	-	139	139
Policy loans	-	-	1,897	1,897
Other	791	1,795	127	2,713
December 31, 2017	88,170	7,119	39,736	135,026

	AFS	FVTPL	Loans	Total

Shares	824	490	-	1,314
Debt securities	101,054	2,115	-	103,169
Money market and other short-term investments	6,776	317	-	7,093
Mortgages loans	-	-	34,206	34,206
Private loans	-	-	3,166	3,166
Deposits with financial institutions	-	-	129	129
Policy loans	-	-	2,207	2,207
Other	1,206	2,219	104	3,529
December 31, 2016	109,860	5,142	39,812	154,814

The decrease of EUR 19.8 billion in financial assets, for general account, excluding derivatives compared to December 31, 2016 is mainly driven by the disposal of debt securities related to the divestments of the pay-out annuity and BOLl/COLI businesses and the block of life reinsurance to SCOR in the Americas. In addition, the balance is affected by foreign exchange rates translation adjustments.

Unaudited

18

14. Investments for account of policyholders

EUR millions	Dec. 31, 2017	Dec. 31, 2016
Shares	25,370	25,492
Debt securities	24,836	30,305
Money market and short-term investments	2,340	1,231
Deposits with financial institutions	2,946	2,951
Unconsolidated investment funds	134,132	140,077
Other	3,786	2,868
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	193,409	202,924
Investment in real estate	655	686
Total investments for account of policyholders	194,063	203,610

15. Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases, disposals and maturities. The divestment of the pay-out annuity and BOLI/COLI businesses in the Americas contributed to the decrease of derivative assets with EUR 259 million compared to December 31, 2016.

16. Reinsurance assets

Reinsurance assets increased by EUR 8.0 billion compared to December 31, 2016 mainly due to the reinsurance transaction, related to the pay-out annuity and BOLI/COLI businesses in the Americas that took place in the second quarter of the year. For more details on the divestment of these businesses refer to note 29 Acquisitions/divestments.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	19

17. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2017

Financial assets carried at fair value
Available-far-sale investments
Shares	51	151	288	490
Debt securities	26,338	52,415	1,447	80,200
Money markets and other short-term instruments	1,664	5,026	-	6,690
Other investments at fair value	-	208	583	791
Total Available-far-sale investments	28,053	57,800	2,318	88,170

Fair value through profit or loss
Shares	226	232	604	1,062
Debt securities	1,964	2,175	4	4,144
Money markets and other short-term instruments	17	102	-	119
Other investments at fair value	1	539	1,255	1,795
Investments for account of policyholders [1]	115,323	76,302	1,784	193,409
Derivatives	68	5,787	57	5,912
Total Fair value through profit or loss	117,599	85,137	3,705	206,440
Total financial assets at fair value	145,652	142,937	6,022	294,610

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	36,950	219	37,169
Borrowings [3]	-	536	-	536
Derivatives	34	5,251	1,845	7,130
Total financial liabilities at fair value	34	42,738	2,064	44,835

As at December 31, 2016

Financial assets carried at fair value
Available-for-sale investments
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money markets and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
Total Available-for-sale investments	29,504	77,243	3,112	109,860

Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money markets and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders [1]	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Total Fair value through profit or loss	126,355	86,883	3,146	216,384
Total financial assets at fair value	155,860	164,126	6,259	326,244

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	42,627	176	42,803
Borrowings [3]	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total financial liabilities at fair value	64	49,584	2,643	52,290

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

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20

Significant transfers between Level l, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level l, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level l and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the year ended December 31, 2017.

Fair value transfers
EUR millions	FY 2017		FY 2016
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Shares	1	1	-	-
Debt securities	12		5	69
Money markets and other short-term instruments	-	1,664	-	-
Total	13	1,666	5	69

Fair value through profit or loss
Shares	124	19	-	-
Investments for account of policyholders	12	30	3	(1)
Total	136	49	3	(1)
Total financial assets at fair value	149	1,714	8	68

Financial liabilities carried at fair value
Investment contracts for account of policyholders	1	-	-	-
Total financial liabilities at fair value	1	-	-	-

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

In the fourth quarter EUR 1.7 billion short term money market funds were reported as level l, whereas these instrumens have been reported as level II investments previously. Historically, short term money market funds have been set to amortized cost (which has equated to market value). In the fourth quarter their pricing methodology has changed to the active market transaction price and therefore these instruments are now being reported as level I.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	21

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2017	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	December 31, 2017	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2017 ³
Financial assets carried at fair value available-for-sale Investments
Shares	393	54	(46)	68	(112)	(35)	(34)	-	-	-	-	288	-
Debt securities	1,966	39	(2)	678	(149)	(890)	(186)	-	203	(211)	-	1,447	-
Other Investments at fair value	754	(112)	(109)	194	(48)	(9)	(87)	-	1	-	-	583	-
	3,112	(19)	(158)	939	(309)	(935)	(307)	-	205	(211)	-	2,318	-

Fair value through profit or loss
Shares	50	(11)	-	583	(18)	-	-	-	-	-	-	604	(11)
Debt securities	6	-	-	-	-	-	(1)	-	-	-	-	4	1
Other investments at fair value	1,257	23	-	378	(350)	-	(162)	-	341	(233)	-	1,255	20
Investments for account of policyholders	1,726	11	-	671	(622)	-	(27)	-	32	(8)	-	1,784	30
Derivatives	108	(33)	-	-	-	-	(2)	(16)	-	-	-	57	(21)
	3,146	(10)	-	1,633	(989)	-	(191)	(16)	374	(241)	-	3,705	19

Financial liabilities carried at fair value
Investment contracts for account of policyholders	176	7	-	60	(21)	-	(12)	-	10	(2)	-	219	(2)
Derivatives	2,467	(828)	-	-	300	-	(75)	10	-	-	(30)	1,845	(745)
	2,643	(821)	-	60	279	-	(87)	10	10	(2)	(30)	2,064	(747)

EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	December 31, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2017 ³

Financial assets carried at fair value available-for-sale Investments
Shares	293	27	(7)	161	(92)	(1)	11	-	-	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	-	651	(2,854)	-	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	-	(1)	-	754	-
	5,365	(150)	105	845	(487)	(429)	68	-	651	(2,856)	-	3,112	-

Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	-	419	(321)	-	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	-	8	(88)	-	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	-	-	108	(287)
	3,239	(305)	-	770	(564)	-	(11)	-	427	(409)	-	3,146	(303)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	-	(2)	-	176	-
Derivatives	2,104	542	-	-	(207)	-	28	-	-	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	-	(2)	-	2,643	563

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded In the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ Iosses transferred to the Income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive Income.

3 Total gaIns / (losses) for the period during which the financial instrument was in Level III.

During 2017, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 589 million (FY 2016: EUR 1,077 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2017, Aegon transferred EUR 454 million (FY 2016: EUR 3,266 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

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22

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount December 31, 2017	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	231	Net asset value [4]	n.a.	n.a.
	57	Other	n.a.	n.a.
	288

Debt securities
	1,034	Broker quote	n.a.	n.a.
	116	Discounted cash flow	Credit spread	1.04% - 2.72% (2.64%)
	297	Other	n.a.	n.a.
	1,447

Other investments at fair value
Tax credit investments	528	Discounted cash flow	Discount rate	5.8%
Investment funds	31	Net asset value [4]	n.a.	n.a.
Other	24	Other	n.a.	n.a.
December 31, 2017	583

Fair value through profit or loss
Shares	604	Other	n.a.	n.a.
Debt securities	4	Other	n.a.	n.a.
	609

Other investments at fair value
Investment funds	1,246	Net asset value [4]	n.a.	n.a.
Other	9	Other	n.a.	n.a.
	1,255

Derivatives
Longevity swap	24	Discounted cash flow	Mortality	n.a.
Other	30	Other	n.a.	n.a.
December 31, 2017	54
Total financial assets at fair value [3]	4,236

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,831	Discounted cash flow	Own Credit spread	0.20% - 0.30% (0.22%)
Longevity swap	10	Oiscounted cash flow	Mortality	n.a.
Other	3	Other	n.a.	n.a.
Total financial liabilities at fair value	1,845

1 other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR3 million.

4 Net asset value is considered the best approximation to the fair value of these financial instruments.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2016. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	23

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 204 million (December 31, 2016: EUR 237 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 2.6% (December 31, 2016: 3.1%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Government debt investments, If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique, This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows), These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments increased to 5.8% (December 31, 2016: 5.6%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds, The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices,

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24

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts has decreased to 0.2% (December 31, 2016: 0.4%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	25

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount December 31, 2017	Total estimated fair value December 31, 2017	Carrying amount December 31, 2016	Total estimated fair value December 31, 2016

Assets
Mortgage loans - held at amortized cost	33,930	38,076	34,206	38,499
Private loans - held at amortized cost	3,642	4,181	3,166	3,569
Other loans - held at amortized cost	2,164	2,164	2,441	2,441

Liabilities
Subordinated borrowings - held at amortized cost	764	953	767	844
Trust pass-through securities - held at amortized cost	133	137	156	141
Borrowings - held at amortized cost	13,099	13,499	12,543	12,935
Investment contracts - held at amortized cost	16,665	17,031	19,217	19,748

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

18. Deferred expenses

EUR millions	Dec. 31, 2017	Dec. 31, 2016

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	9,688	10,882
Deferred cost of reinsurance	41	60
Deferred transaction costs for investment management services	406	481
Total deferred expenses	10,135	11,423

Deferred expenses are predominantly impacted by regular amortisations, adjustments for differences between projections versus realization of deferral schemes and unfavorable currency translation adjustments. Deferred Policy acquisition costs were further impacted by the divestment of the pay-out annuity and BOLI/COLI businesses in the Americas, which resulted in a write off of EUR 205 million.

Unaudited

26

19. Intangible assets

EUR millions	Dec. 31, 2017	Dec. 31, 2016

Goodwill	293	294
VOBA	1,153	1,399
Future servicing rights	99	64
Software	51	50
Other	36	12
Total intangible assets	1,633	1,820

Intangible assets, are predominantly impacted by periodic amortization of balances (except for goodwill) and changes in foreign exchange rates. The acquisition of Cofunds Ltd. in January 2017 resulted in recognition of goodwill amounting to EUR 56 million and of “customer intangibles” (included in the line “Other”) amounting to EUR 29 million. Increase in goodwill was offset by the divestment of UMG on November 1, 2017 which led to a decrease of EUR 27 million and the negative impact of net exchange differences of EUR 31 million. The divestment of the payout annuity and BOLI/COLI businesses in the Americas and UMG in the Netherlands resulted in a write off of VOBA of EUR 11 million. Future servicing rights increased by EUR 36 million mainly due to the acquisition of Nordea second-pillar pension fund in Poland. Refer to note 29 Acquisitions/divestments.

20. Share capital

EUR millions	Dec. 31, 2017	Dec. 31, 2016

Share capital - par value	322	319
Share premium	7,731	7,873
Total share capital	8,053	8,193

Share capital - par value
Balance at January 1	319	328
Dividend	3	1
Shares withdrawn	-	(10)
Balance	322	319

Share premium
Balance at January 1	7,873	8,059
Share dividend	(142)	(186)
Balance	7,731	7,873

Basic and diluted earnings per share

EUR millions	4Q 2017	4Q 2016	FY 2017	FY 2016

Earnings per share (EUR per share)
Basic earnings per common share	0.46	0.21	1.08	0.22
Basic earnings per common share B	0.01	0.01	0.03	0.01
Diluted earnings per common share	0.46	0.21	1.08	0.22
Diluted earnings per common share B	0.01	0.01	0.03	0.01
Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	986	470	2,361	586
Coupons on other equity instruments	(32)	(33)	(131)	(133)
Earnings attributable to common shares and common shares B	953	437	2,230	453

Earnings attributable to common shareholders	947	434	2,214	449
Earnings attributable to common shareholders B	7	3	16	3

Weighted average number of common shares outstanding (in millions)	2,052	2,033	2,042	2,048
Weighted average number of common shares B outstanding (in millions)	580	568	575	575

Unaudited

Condensed Consolidated Interim Financial Statements 4Q 2017	27

Final dividend 2017

It will be proposed to the Annual General Meeting of Shareholders on May 18, 2018, absent unforeseen circumstances, to pay a final dividend for the year 2017 of EUR 0.14 per common share. After taking into account the interim dividend 2017 of EUR 0.13 per common share, this will result in a total 2017 dividend of EUR 0.27 per common share. Proposed final dividend for the year and proposed total 2017 dividend per common share B amount to 1/40th of the dividend paid on common shares.

Interim dividend 2017

On September 13, 2017, Aegon paid an interim dividend 2017 in cash or stock at the election of the shareholder. The cash dividend amounted to EUR 0.13 per common share and the stock dividend amounted to one new Aegon common share for every 36 common shares held. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. The interim dividend 2017 is paid in cash or in stock at the election of the shareholder. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from September 4 up to and including September 8, 2017. The value of the stock dividend and the cash dividend are approximately equal in value and 43% of shareholders elected to receive the stock dividend. The remaining 57% opted for cash dividend. The average share price calculated on this basis amounted to EUR 4.7033. The stock dividend and the cash dividend are approximately equal in value.

Final dividend 2016

The Annual General Meeting of Shareholders on May 19, 2017, approved a final dividend for the year 2016 of EUR 0.13 per common share in either cash or stock. The stock dividend amounted to one new Aegon common share for every 35 common shares held. After taking into account the interim dividend 2016 of EUR 0.13 per common share, this resulted in a total 2016 dividend of EUR 0.26 per common share. Final dividend for the year and total 2016 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

The final dividend 2016 is paid in cash or in stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 46% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend received one Aegon common share for every 35 common shares held. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 12 up to and including June 16, 2017. The average share price calculated on this basis amounted to EUR 4.5254. The dividend was paid as of June 23, 2017.

Share buyback

To neutralize the dilutive effect of the 2016 final dividend and the 2017 interim stock dividend paid in shares, Aegon executed a program to repurchase 51,864,626 common shares. Aegon committed to the repurchase of the common shares by engaging a third party to execute the transactions on its behalf. These transactions commenced on October 2, 2017, and were completed on December 15, 2017, at an average price of EUR 5.0950 per share. These shares are being held as treasury shares and will be used to cover future stock dividends.

21. Insurance contracts

Insurance contracts decreased by EUR 8.8 billion to EUR 110.8 billion compared to December 31, 2016 mainly due to changes in foreign exchange rates.

22. Insurance contracts for account of policyholders

Insurance contracts for account of policyholders increased by EUR 1.2 billion to EUR 122.2 billion compared to December 31, 2016. An increase in insurance liabilities driven by received gross premiums and deposits, and by an increase in the market value of underlying assets, was partly offset by changes in foreign exchange rates, insurance liabilities released and the reclassification to held for sale of the liabilities related to Aegon Ireland plc. of EUR 1.3 billion.

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28

23. Investment contracts

Investment contracts decreased by EUR 2.6 billion to EUR 16.9 billion compared to December 31, 2016 mainly due to an accelerated reduction of run-off balances in the first quarter and changes in foreign exchange rates.

24. Investment contracts for account of policyholders

The decrease of Investment contracts for account of policyholders of EUR 10.3 billion to EUR 74.4 billion compared to December 31, 2016 includes the reclassification of the liabilities related to Aegon Ireland plc. as held for sale. Please refer to note 26 Assets and Liabilites held for sale for more details. In addition, changes in foreign exchange rates also contributed to the decrease.

25. Borrowings

EUR millions	Dec. 31, 2017	Dec. 31, 2016

Capital funding	2,280	2,386
Operational funding	11,355	10,766
Total borrowings	13,635	13,153

Included in borrowings is EUR 536 million relating to borrowings measured at fair value (December 31, 2016: EUR 610 million).

During 2017, the operational funding increased EUR 0.6 billion due to new FHLB advances in the first quarter and a covered bond issuance in the Netherlands of EUR 0.5 billion in the fourth quarter. This was partly offset by two redemptions in the fourth quarter: Seacure 12 in the Netherlands of EUR 0.9 billion and operational funding supporting a captive insurance company, which was dissolved following the divestment of a block of life reinsurance business in the Americas of EUR 0.4 billion. Next to this there was a decrease of EUR 0.5 billion as result of foreign exchange impacts on the US dollar positions as a result of the strengthening of the euro.

On July 18, 2017, Aegon redeemed unsecured notes with a coupon of 3%, issued in 2012. The principal amount of EUR 500 million was repaid with accrued interest. On August 30, 2017, Aegon issued EUR 500 million senior unsecured notes, due August 30, 2018. The notes were issued under Aegon’s USD 6 billion debt issuance program at a price of 100.157%, and carry a coupon of 0.00%.

26. Assets and Liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed. As per December 31, 2016 certain assets and liabilities from Aegon UK (as described below) were included in Assets and Liabilites held for sale, which is not the case anymore as per December 31, 2017. As per December 31, 2017, the assets and liabilities of Aegon Ireland (as described below) were included in Assets and Liabilites held for sale.

Aegon UK

In 2016, Aegon reclassed certain assets and liabilities to the assets and liabilities held for sale line, following the sale of its UK annuity portfolio. In 2017, following court approval on the Part VII transfers, the sale of the annuity portfolio to Rothesay Life and Legal & General was completed. As a consequence the assets held for sale which were on the balance sheet per December 31, 2016 of EUR 8,705 million and the liabilities held for sale on the balance sheet per December 31, 2016 of EUR 8,816 million have been derecognized. The UK annuity portfolio is included in the United Kingdom operating segment. Also refer to note 29 Acquisitions/divestments.

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Aegon Ireland

On August 9, 2017, Aegon agreed to sell Aegon Ireland plc. The sales price will amount to 81% of the Solvency II Own Funds of Aegon Ireland at the end of 2017. As the transaction is contingent on certain closing and market conditions until closing of the transaction, the book loss is uncertain. The transaction is subject to customary regulatory approvals and is expected to close in the first quarter of 2018.

Aegon Ireland is included in the United Kingdom operating segment.

The table below presents the major classes of assets and liabilities of Aegon Ireland plc included in Assets classified as held for sale and Liabilities classified as held for sale on the condensed consolidated statement of financial position:

Condensed consolidated statement of financial position Entities held for sale
EUR millions	Dec. 31, 2017

Assets
Cash and cash equivalents	260
Investments	139
Investments for account of policyholders	4,775
Derivatives	57
Deferred expenses	6
Other assets and receivables	12
Total assets	5,249

Liabilities
Insurance contracts for account of policyholders	1,346
Investment contracts for account of policyholders	3,518
Derivatives	74
Other liabilities	65
Total liabilities	5,003

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to note 16 for more details on the fair value hierarchy.

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2017

Financial assets carried at fair value
Fair value through profit or loss
Shares	139	-	-	139
Investments for account of policyholders	1,699	3,076	-	4,775
Derivatives	-	57	-	57
Total Fair value through profit or loss	1,837	3,133	-	4,971
Total financial assets at fair value	1,837	3,133	-	4,971

Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	3,518	-	3,518
Derivatives	-	41	33	74
Total financial liabilities at fair value	-	3,559	33	3,592

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Condensed Consolidated Interim Financial Statements 4Q 2017	30

27. Capital management and solvency

Capital adequacy

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and/or self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s capital management framework the own funds are managed such that the Group Solvency II ratio remains within the target range of 150% - 200%. This target range has been updated (previous target range: 140% - 170%) in line with a revision of Aegon’s group capital management policy.

Together with this capital policy update, Aegon agreed with the Dutch Central Bank (DNB) to apply a revised method to calculate the Solvency II contribution of the Aegon Americas Insurance entities under Deduction & Aggregation (D&A), affecting Aegon’s tiering of capital, retrospectively as of 2Q, 2017. It includes lowering of the conversion factor from 250% to 150% RBC Company Action Level and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The methodology is subject to annual review. This methodology is consistent with EIOPA’s guidance on group solvency calculation in the context of equivalence, and in line with methods applied by other European peer companies. As a consequence, this adjustment improves the comparability of capital positions of European insurance groups with substantial insurance activities in the Americas. The impact on Tiering is included in the table in the Capital quality section below.

Capital quality

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The Group own funds do not include any impact from contingent liabilities potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point. Further, the available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The below table provides the composition of Aegon’s available own funds across Tiers:

	December 31, 2017 [1] Available own funds	December 31, 2016[1] Available own funds	December 31, 2016 Available own funds

Tier 1 - unrestricted	10,428	10,081	10,656
Tier 1 - restricted	3,540	3,817	3,817
Tier 2	1,213	1,291	2,008
Tier 3	448	768	1,638
Total available own funds	15,628	15,957	18,119

1 The tiering information is based on the revised method which was confirmed by DNB on August 8, 2017.

On a comparable basis, under the revised methodology Aegon’s own funds reduced by EUR 2.2 billion at December 31, 2016. This is reflected through eliminating deferred tax balances, recorded in Tier 3 for an amount of EUR 0.9 billion and Tier 2 for an amount of EUR 0.7 billion and eliminating Tier 1 - unrestricted of EUR 0.6 billion.

As at December 31, 2017, Tier 1 capital accounted for 89% of own funds (2016: 87%; pro forma number based on revised method), including EUR 3,047 million of junior perpetual capital securities (2016: EUR 3,309 million) and EUR 493 million of perpetual cumulative subordinated bonds (2016: EUR 508 million) which are both classified as grandfathered restricted Tier 1 capital.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered such that they are considered as capital under the Solvency II framework for up to 10 years as from January 1, 2016.

Tier 3 capital as of December 31, 2017, is comprised of deferred tax assets balances related to Solvency II entities.

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IFRS-EU equity compared to Solvency II own funds
EUR millions	December 31, 2017 [1]	December 31, 2016 [1]	December 31, 2016

Shareholders’ Equity	20,573	20,913	20,913
IFRS adjustments for Other Equity Instruments and non controlling interests	3,813	3,821	3,821
Group Equity	24,386	24,734	24,734
Solvency II revaluations	(5,701)	(5,634)	(5,634)
Excess of Assets over Liabilities	18,685	19,100	19,100
Availability adjustments	(606)	(361)	(361)
Fungibility restrictions [2]	(693)	(619)	(619)
Transferability restrictions [3]	(1,758)	(2,162)	-
Available own funds	15,628	15,957	18,119

1 The own funds information is based on the revised method which was confirmed by DNB on August 8, 2017.

2 Amongst others, this contains the exclusion of Aegon Bank

3 This includes the transferability restriction related to the new RBC CAL conversion methodology

The Solvency II negative revaluations of EUR 5,701 million (2016: EUR 5,634 million negative) stem from the difference in valuation between IFRS-EU and Solvency II frameworks, which can be grouped into three categories:

t	Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 2,019 million, 2016: EUR 2,118 million);
t	Items that have a different valuation treatment between IFRS-EU and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS-EU also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables and Technical provisions. The revaluation difference stemming from this category amounted to EUR (1,701) million (2016: EUR(1,924) million) compared to the IFRS-EU Statement of Financial Position;
t	The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR (6,019) million (2016: EUR (5,828) million) compared to the IFRS-EU Statement of Financial Position.

The availability adjustments are changes to the availability of own funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend (if applicable).

Fungibility restrictions limit the availability of own funds on Aegon Group level as prescribed by Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group, and Aegon Bank which is under a different regulatory regime but under the same Supervisory Authority and therefore excluded for Solvency II purposes.

Finally, Transferability restrictions reflect the restrictions on the Americas Life Companies DTA and capping of Tier 1 unrestricted own funds as a consequence of the new RBC CAL conversion methodology as described above.

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Condensed Consolidated Interim Financial Statements 4Q 2017	32

28. Commitments and contingencies

As previously disclosed, the U.S. Securities and Exchange Commission (SEC) is conducting a formal investigation related to certain investment strategies offered through mutual funds, variable products and separately managed accounts. These strategies used quantitative models developed by one of the former portfolio managers of Aegon’s US investment management business unit. Among other things, the investigation relates to errors in those quantitative models and their implementation as well as in related disclosures. The funds and strategies under review were sub-advised, advised or marketed by Aegon’s US group companies. The models are no longer being used, although some of the funds are still being offered. The quantative strategies are no longer being offered. Aegon discovered the errors, notified the SEC, conducted a comprehensive review and has been cooperating fully with the SEC’s investigation. In anticipation of a possible settlement, Aegon has taken a provision of EUR 85 million in the fourth quarter of 2017. This amount is partly recorded in the Americas (EUR 45 million) and partly in Asset Management (EUR 40 million). Aegon currently expects the investigation to conclude in 2018.

Government investigations, including this one, may result in the institution of administrative, injunctive or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement, as well as other remedies, sanctions, damages and restitutionary amounts. While Aegon is unable to predict what action, if any, the SEC might take or whether a settlement will occur and is unable to predict with certainty the costs to or other impact on Aegon of any such action, there can be no assurances that this matter or other government investigations will not have a material and adverse effect on Aegon’s reputation, financial position, results of operations or liquidity.

There have been no other material changes in contingent assets and liabilities as reported in the 2016 consolidated financial statements of Aegon.

29. Acquisitions / divestments

On January 1, 2017, Aegon completed the acquisition of Cofunds Ltd., following regulatory approval. The purchase of the Cofunds Ltd. business was done through a sale and purchase agreement to acquire all the shares and platform assets. The total consideration of the acquisition amounted to GBP 147 million (EUR 171 million). The fair value of the net assets amounted to GBP 99 million (EUR 116 million), of which GBP 25 million (EUR 29 million) related to “customer intangibles”, resulting in goodwill of GBP 48 million (EUR 56 million). The value of the transferred customer investments under management as per January 1, 2017 amounted to approximately GBP 82 billion (EUR 96 billion) and is not recognized on Aegon’s statement of financial position.

On June 28, 2017, Aegon completed its transaction to divest its two largest run-off businesses in the Americas, the payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the agreement, Aegon’s Transamerica life subsidiaries has reinsured USD 14 billion of liabilities. The transaction resulted in a book gain of USD 250 million (EUR 231 million), reported in the line other income in the condensed consolidated income statement. The book gain consisted of a loss on the reinsurance transaction which is more than offset by the reclassification of gains from Other Comprehensive Income following the disposal of assets to fund the transaction.

The loss on the reinsurance transaction amounted to USD 1,813 million (EUR 1,675 million) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of USD 979 million (EUR 905 million) and USD 1,018 million (EUR 941 million) respectively related to revaluation reserves and cash flow hedging reserves has been reclassified from Other Comprehensive Income into the income statement. Gains on sale of certain assets carried at amortized cost backing the insurance liabilities amount to USD 94 million (EUR 87 million). Other expenses related to the transaction, including cost of sale, amounted to USD 28 million (EUR 26 million).

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On June 30, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Rothesay Life has been completed. For more details related to the sale of the UK annuity portfolio, refer to the 2016 consolidated financial statements.

On August 2, 2017, Aegon Poland has received approval by the Polish Financial Supervision Authority to take over the management of the Nordea second-pillar pension fund.

On August 9, 2017, Aegon agreed to sell Aegon Ireland plc. The sales price will amount to 81% of the Solvency II Own Funds of Aegon Ireland at the end of 2017. This transaction further optimizes its portfolio of businesses. As the transaction is contingent on certain closing and market conditions until closing of the transaction, the book loss is uncertain. This divestment is expected to have an immaterial impact on income before tax and underlying earnings before tax going forward. The transaction is subject to customary regulatory approvals and is expected to close in the first quarter of 2018.

On September 22, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Legal & General has been completed. For more details related to the sale of the UK annuity portfolio, refer to the 2016 consolidated financial statements. On November 1, 2017, Aegon completed the sale of Unirobe Meeùs Groep (UMG), an independent financial advisory group, for a total consideration of EUR 295 million. The divestment lead to a book gain of EUR 208 million, which was reported in Other income in the fourth quarter. As a consequence of this transaction annual income before tax and underlying earnings before tax will decrease by approximately EUR 20 million going forward from the 2017 level.

On December 28, 2017, Aegon agreed to divest a block of life reinsurance business to SCOR and to dissolve a related captive insurance company. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will reinsure approximately USD 750 million of liabilities to SCOR. The transaction covers approximately half of the life reinsurance business that Transamerica retained after it divested the vast majority of its life reinsurance business to SCOR in 2011.

30. Post reporting date events

On January 11, 2018, Aegon announced that its subsidiary in the Americas, Transamerica, has entered into an agreement with Tata Consultancy Services (TCS) to administer the company’s US insurance and annuity business lines. The agreement is expected to be completed by the second quarter 2018.

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Condensed Consolidated Interim Financial Statements 4Q 2017	34

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

t	The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	Consequences of the anticipated exit of the United Kingdom from the European Union;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
t	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
t	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
t	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
t	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
t	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
t	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
t	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 83 44

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2018

August 16, 2018	Results first half year 2018

February 14, 2019	Results second half year 2018

Aegon’s 4Q 2017 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back almost 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.